Exhibit 99.1

OYU TOLGOI UNDERGROUND MINE

DEVELOPMENT AND FINANCING PLAN

Among

The Government of Mongolia

Erdenes Oyu Tolgoi LLC

Turquoise Hill Resources Limited

THR Oyu Tolgoi Ltd

Oyu Tolgoi Netherlands BV

Rio Tinto International Holdings Limited

And

Oyu Tolgoi LLC

May 18th, 2015

OYU TOLGOI UNDERGROUND MINE DEVELOPMENT AND FINANCING

PLAN

This Oyu Tolgoi Underground Mine Development and Financing Plan (this “Plan”) is made this 18th day of May 2015

AMONG:

Government of Mongolia;

Erdenes Oyu Tolgoi LLC (“EOT”) (together with the Government of Mongolia, the “Mongolian Party”);

AND

Turquoise Hill Resources Limited, THR Oyu Tolgoi Ltd and Oyu Tolgoi Netherlands B.V., (together “TRQ”) and Rio Tinto International Holdings Limited (“Rio Tinto”);

AND

Oyu Tolgoi LLC (“OT LLC”),

All referred to collectively as the “Parties”.

WHEREAS:

A.	The Parties and their relevant affiliates have entered into the Investment Agreement (“IA”) dated 6 October 2009 and the Amended and Restated Shareholders Agreement (“ARSHA”) dated 8 June 2011 (which amended and restated the Shareholders Agreement dated 6 October 2009) among the shareholders of OT LLC;

B.	Pursuant to the IA and the ARSHA, OT LLC is developing and operating the Oyu Tolgoi Project in the South Gobi region of Mongolia;

C.	EOT was designated to hold and exercise the rights in the Mongolian Government shares in OT LLC under Mongolian Government Resolution 348 of 2011 and Erdenes MGL LLC (now Erdenes Mongol LLC) Board Resolution 28 of 2011; and

NOW, THEREFORE, in considerations of the mutual covenants hereinafter set forth, the Parties agree as follows:

1.	DEFINITIONS

Capitalized terms used in this Plan shall have the following meanings, unless the context requires otherwise:

“ARSHA” is defined in the recitals of this Plan.

“Audit Committee” means the Audit, Finance and Procurement Committee of the Oyu Tolgoi Board established by the Oyu Tolgoi Board in accordance with clause 5.9 of the ARSHA.

“Capital Costs” has the meaning ascribed to it in the ARSHA.

“Capital Costs of the Underground Stage” means all costs, expenses and charges incurred by the Company in relation to construction of the Underground Stage that are recognized as capital costs in accordance with internationally accepted accounting principles, but does not include other Capital Costs, including without limitation sustaining capital, incurred by the Company.

“EOT” means Erdenes Oyu Tolgoi LLC.

“Feasibility Study” has the meaning ascribed to it in Section 4.2.

“IA” has the meaning ascribed to it in the recitals of this Plan.

“Management Services Payment” has the meaning ascribed to it in clause 7.4 of the ARSHA.

“Metals Daily” means the publication known as Metals Daily and published daily by Platts (a division of McGraw-Hill Financial Inc), or any replacement of that publication published by Platts or if that publication ceases to be published at any time, another publication as agreed between the Parties which reports the market price indices referred to in Section 6.3.

“Mongolian Party” means the Government of Mongolia and EOT.

“Open Pit Stage” has the meaning ascribed to it in Section 4.1(a)

“Oyu Tolgoi Board” means the Board of Directors of OT LLC.

“OT LLC” means Oyu Tolgoi LLC.

“Oyu Tolgoi Project” has the meaning ascribed to it in clause 16.34 of the IA.

“Products” has the meaning ascribed to it in the IA.

“Rio Tinto” means Rio Tinto plc and Rio Tinto International Holdings Limited and each of their affiliates.

“Project Finance Guarantee Charge” means the fee payable to Rio Tinto in consideration of Rio Tinto providing the Completion Support Undertaking to support the provision of project financing for the Underground Stage as described in the Memorandum of Agreement dated 7 April 2012 between Rio Tinto International Holdings Limited, Rio Tinto South East Asia Limited and TRQ.

“Shareholders” has the meaning ascribed to it in clause 25 of the ARSHA.

“TRQ” means, collectively, Turquoise Hill Resources Limited, THR Oyu Tolgoi Ltd and Oyu Tolgoi Netherlands BV.

“UG FS” means the Feasibility Study for the development of the Underground Stage.

“UG Project Finance” has the meaning ascribed to it in Section 4.8(a).

“Underground Stage” has the meaning ascribed to it in Section 4.1(b)

“2010 Feasibility Study” means the Feasibility Study prepared in 2010 in respect of the Oyu Tolgoi Project.

2.	GENERAL

2.1	The Parties desire to clarify and resolve issues that have arisen between them in order that they can proceed expeditiously with the full development of the Oyu Tolgoi Project through OT LLC.

2.2	OT LLC is obligated by Mongolian law, and by the IA, to comply with all applicable laws of Mongolia, subject to the legal and tax stabilization provisions of the IA. The Parties:

(a)	confirm their commitment to the terms and conditions of the IA and the ARSHA; and

(b)	note that, based on the assumptions on which the UG FS was prepared, the share of economic benefits of the Oyu Tolgoi Project are in line with those referred to in the 2010 Feasibility Study, whereby the Government of Mongolia will receive over 53% of the total value of the Oyu Tolgoi Project over the life of the Oyu Tolgoi Project in the form of taxes, royalties and dividends.

2.3	The Parties acknowledge and confirm that OT LLC will be operated as a commercial business through the Oyu Tolgoi Board, guided by economic and financial principles, and in accordance with Mongolian law, the IA and the ARSHA.

2.4	In order to manage and monitor the financial performance, funding and governance of OT LLC-

(a)	the accounts of OT LLC shall be audited at least once a year as required by the ARSHA against international accounting standards and having regard to the accounting standards requirements of clause 8.3 of the ARSHA, and in accordance with international auditing standards and practices, by an independent Mongolian audit firm in accordance with Mongolian laws as appointed by the Oyu Tolgoi Board;

(b)	in addition to these annual audits, the Oyu Tolgoi Board may request further audits from time to time, specifically to cover controls and reporting of the capital expenditure of the Underground Stage;

(c)	to improve transparency of OT LLC’s activities, further governance procedures have been implemented including:

(i)	detailed oversight of activities (including procurement, capital spend and financing) by the Audit Committee; and

(ii)	monthly operations review meetings (including updates on capital expenditure).

2.5	Until 31 December 2020, the chairman of the Audit Committee shall be a suitably qualified member of the Oyu Tolgoi Board nominated by the Mongolian Party.

3.	IMPACT ON DOMESTIC ECONOMY

3.1	The table below sets forth the indicative development and spending plan, including estimates of funds that will be spent within Mongolia to fund operating costs, Underground Stage construction and payments to the Government of Mongolia. The table is based on a number of assumptions relating to scope, costs, schedule, technical aspects and market conditions on which the projections contained in the UG FS are based. Estimated domestic Mongolian expenditures are based on historical Oyu Tolgoi experience and current development plans, however are subject to suitable quality, cost-effective, domestic suppliers. All amounts are estimates as of the current point in time and are not guaranteed; actual amounts will undoubtedly vary from these estimates.

In USD billions	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6	Year 7	Total
Capital
Underground Development capital	0.3	1.1	1.0	1.1	0.7	0.5	0.1	4.7
Sustaining capital	0.1	0.1	0.0	0.1	0.4	0.4	0.5	1.5
VAT and Duties on capital	0.0	0.1	0.1	0.1	0.1	0.1	0.1	0.6

Total Capital	0.4	1.2	1.1	1.3	1.2	1.0	0.6	6.8

Estimated Direct Mongolian Spend
Domestic operating cost expenditure	0.6	0.6	0.6	0.6	0.6	0.6	0.7	4.3
Domestic capital cost expenditure	0.2	0.5	0.4	0.5	0.4	0.4	0.2	2.5
Direct payment to Government of Mongolia	0.3	0.3	0.3	0.3	0.3	0.3	0.4	2.2

Total Estimated Direct Mongolian Spend	1.1	1.3	1.2	1.3	1.4	1.3	1.3	9.0

3.2	Consistent with chapter 4 of the IA, the Parties are fully supportive of OT LLC entering into the Community Cooperation Agreement with Umnogovi Aimag, Khanbogd Soum, Manlai Soum, Bayan-Ovoo Soum and Dalanzadgad Soum, whereby OT LLC will contribute up to USD 5 million per year for expenditure on South Gobi (Umnogovi) regional development as provided in that Agreement.

3.3	OT LLC shall, on a priority basis, purchase and utilize services supplied by Mongolian citizens and/or legal entities, and equipment, raw materials, materials and spare parts manufactured in Mongolia, with preference to businesses operating in the Umnogovi Aimag, to the extent such services and materials are available on a competitive time, cost, quantity and quality basis, and shall give preference to Mongolian suppliers of freight and transportation services required for the Oyu Tolgoi Project. OT LLC’s performance against this obligation shall be monitored by the Audit Committee.

3.4	Within 30 days of the execution of this Plan, OT LLC and TRQ agree to prepare and submit to the Project Implementation Unit of the Tavan Tolgoi Power Plant Project working assumptions for a possible credit enhancement mechanism to support OT LLC’s obligations under a potential power purchase arrangement from Tavan Tolgoi Power Plant Project. The working assumptions for the credit enhancement mechanism is currently contemplated to be made available at TRQ level, however the extent of the possible support from TRQ or any related entity will be subject to negotiation with the prospective investors and lenders of the Tavan Tolgoi Power Plant Project.

3.5	OT LLC will prepare a research report by September 2016 on the economic viability of constructing and operating a copper smelter in Mongolia to process concentrate from the Oyu Tolgoi Project into metal. This study will finally and fully satisfy the obligations of Oyu Tolgoi LLC as set out in clause 3.19 of the IA and does not affect any other rights and obligations of Oyu Tolgoi LLC under the IA.

4.	UNDERGROUND MINE CONSTRUCTION

4.1	In accordance with clause 9.6 of the IA, the development of the Oyu Tolgoi Project may occur in stages.

For the purpose of this Plan:

(a)	Open Pit Stage means the development and commissioning of the Oyu Tolgoi open pit mine, concentrator and associated infrastructure, preliminary shaft sinking works and lateral development for the underground; and

(b)	Underground Stage means the construction of Hugo North Lift 1 underground mine and modification of the concentrator and infrastructure to handle underground ore, as described in the UG FS. For the avoidance of doubt, the Underground Stage does not include any future underground developments other than Hugo North Lift 1.

4.2	A Feasibility Study (FS) is a comprehensive study that calculates in detail the geological-engineering solutions, legal, operational, economic, social, environmental and other factors of a mineral deposit for the purposes of determining the financial viability of a mining project. The Parties acknowledge and agree that Feasibility Studies contain estimates only and are not binding, are based on assumptions that are subject to uncertainties and contingencies that may prove not to be correct, and actual results may vary from the estimates in the Feasibility Study.

4.3	Following a number of reviews and audits, including an audit initiated by three ministers of the Government of Mongolia to understand cost variances on Open Pit Stage against the 2010 Feasibility Study, the Parties agree that:

(a)	the total costs of Open Pit Stage have been incurred in accordance with approved programmes and budgets, and are accurately reflected in the financial statements of OT LLC as submitted to the Ministry of Finance; and

(b)	the cost variances have been explained adequately, and there are no adverse conclusions and no outstanding issues between the Parties in relation to the costs of Open Pit Stage.

4.4	Within 5 (five) working days after the date of this Plan, the Ministry of Finance will approve OT LLC’s financial statements, as filed, for the years 2010, 2011, 2012, 2013 and 2014.

4.5	Within 2 (two) working days after approval of OT LLC’s financial statements by the Ministry of Finance in accordance with clause 4.4, the General Department of Taxation of Mongolia will:

(a)	Confirm the balance of OT LLC’s investment tax credits accrued in accordance with clause 2.33 of the IA to 31 December 2012, in US dollars in accordance with clause 2.26 of the IA, in an amount no less than $646,260,000 USD;

(b)	confirm the balance of OT LLC’s losses carried forward to 31 December 2012, in USD in accordance with clause 2.26 of the IA, in an amount no less than $256,580,000 USD;

4.6	OT LLC will continue to pay VAT on payments for services provided offshore, including in respect of the Management Services Payment, until the GoM or a governmental authority or court determines or agrees that the VAT Law with regard to VAT self-assessment on payments made to non-resident taxpayer does not apply to services provided outside the territory of Mongolia.

4.7	Parties wish to proceed expeditiously with the construction of the Underground Stage. However, the Parties agree that construction of Underground Stage will commence only after:

(a)	OT LLC has satisfied the requirements to obtain third party project finance to fund the Underground Stage (the “UG Project Finance”); and

(b)	The Underground Stage is approved by each of the Boards of Rio Tinto, TRQ and OT LLC

4.8	The Parties agree that in calculating the Management Services Payment, the rate to be applied to the Capital Costs of the Underground Stage shall be 3% instead of 6% as provided in the ARSHA.

5.	UNDERGROUND STAGE FINANCING ARRANGEMENTS

5.1	The Shareholders have agreed on the principles of a comprehensive financing plan including the UG Project Finance. The quantum of funding requirements will be determined by a number of factors including the business performance of OT LLC and variances in the copper and gold prices.

5.2	Approval of UG Project Finance is a decision for the Boards of Rio Tinto, TRQ and OT LLC and the Shareholders of OT LLC. Oyu Tolgoi Board approval of UG Project Finance is required by the lenders under the Project Finance to be unanimous.

5.3	All proceeds of UG Project Finance (less amounts paid in financing and commitment fees and applicable taxes) and cash flow from operations shall be applied first to repay the Existing Shareholder Loans, then interest accrued on Shareholder Debt (each as defined in the ARSHA) and thereafter applied in repayment of the outstanding principal on the Shareholder Debt. These funds may subsequently be re-borrowed by OT LLC for the construction of the Underground Stage, in accordance with Section 5.5.

5.4	OT LLC will transparently record in its financial books and report to the Oyu Tolgoi Board all draw downs and receipts of cash from UG Project Finance and balances of any funds pooled with Rio Tinto.

5.5	The principles of the comprehensive financing plan are as follows:

(a)	Up to USD $6 billion of external funding will be raised through third party project financing (including UG Project Finance) and other bank finance, product off-take arrangements or other forms of financing.

(b)	OT LLC aims to achieve the lowest cost of finance to OT LLC through cash management measures (“debt aggregation”) that is:

(i)	surplus funds raised from the UG Project Finance and operating cash will be used to prepay the Existing Shareholder Loans and Shareholder Debt;

(ii)	until required for Underground Stage construction, all funds prepaid pursuant to paragraph (i) will be deposited by TRQ onto the Rio Tinto group balance sheet in exchange for an offset to the Project Finance Guarantee Charge (as set out in paragraph (v) below). Total funds held on Rio Tinto balance sheet should not exceed USD 4.2 billion or the total amount of the UG Project Finance facility;

(iii)	total funds raised from UG Project Finance, less financing and commitment fees and applicable taxes, may be re-drawn by OT LLC on the same terms and conditions as the Existing Shareholder Loans and the Shareholder Debt (including, for the avoidance of doubt, with an interest rate of no more than LIBOR +6.5%), when requested by OT LLC and as required for Underground Stage construction;

(iv)	after receipt of an approved cash call from OT LLC, Rio Tinto shall disburse the funds deposited in accordance with paragraph (ii) within 21 days;

(v)	TRQ and Rio Tinto agree the amount of the Rio Tinto Project Finance Guarantee Charge charged to OT LLC will not exceed 1.9% of the amount of the UG Project Finance principal, interest, fees and charges outstanding from time to time; and

(vi)	the Project Finance Guarantee Charge will only be applied to the extent the amount of funds held by Rio Tinto as described in paragraph (ii) is less than the amount guaranteed by Rio Tinto under its Completion Support Undertaking. As a result, the effective rate of the guarantee fee over the tenor of the UG Project Finance is estimated to reduce to less than 1%.

5.6	The Mongolian Party will take all necessary and reasonable steps to support and satisfy or procure satisfaction of the requirements of the lenders providing the UG Project Finance, provided these requirements are consistent with Mongolian law, the IA and the ARSHA. This includes ensuring all steps required to create and perfect the security interest required by the UG Project Finance agreements are provided effectively and in accordance with Mongolian law. Such security interest includes pledges over the OT LLC mining licenses, benefits of the IA and the ARSHA and OT LLC’s immovable property for the benefit of the lenders.

6.	ROYALTY BASED ON MONGOLIAN LAW AND INTERNATIONAL REFERENCE PRICES

6.1	The Parties acknowledge and agree that the royalty payable in respect of Products shall be calculated in accordance with section 47.2.1 of the Mongolian Minerals Law and clause 3.12.1 of the IA, where the sales value of the Products shall be determined in accordance with the principles set out in this Section 6.

6.2	The Products shall be the contained copper, gold and silver in concentrate measured in dry metric tonnes of concentrate and determined according to assay in accordance with sub-sections (a) – (d) below;

(a)	Three samples shall be taken from each parcel of concentrate sold to buyers, with one sample to be assayed by the laboratory utilised by OT LLC to conduct assays for the purpose of its sales contracts, and another to be submitted to the Central Geological Laboratory.

(b)	Once produced by the laboratory utilised by OT LLC, the assay results shall be transferred to the Central Geological Laboratory directly and immediately.

(c)	The results produced by the laboratory utilized by OT LLC shall determine the metal content of a sales parcel, provided that in the event the Central Geological Laboratory raises a dispute as to the accuracy of an assay, the Central Geological Laboratory may request OT LLC to submit the third sample to a reputable third party independent laboratory for assay jointly appointed by the Central Geological Laboratory and OT LLC, in which case the results of that assay will prevail.

(d)	There shall be no deduction from the sales value for the costs of processing (including treatment charges and refining charges), freight differentials, penalties or payables.

6.3	The international market prices to be used in determining the sales value shall be:

(a)	In respect of copper – the average monthly price determined by the London Metal Exchange Copper Grade A Settlement quotations, as published in Metals Daily, for the month of shipment;

(b)	In respect of gold – the London Bullion Market Association Final Gold quotations, as referenced and published in Metals Daily, for the day of shipment; and

(c)	In respect of silver – the London Bullion Market Association Spot Silver Quotations, as referenced and published in Metals Daily, for the day of shipment.

6.4	In the event any of the market pricing mechanisms referred to in Section 6.3 cease to be available, the Parties will negotiate in good faith to identify and agree an alternative basis for determining international market prices that is as near as practicable to the mechanisms referred to in Section 6.3.

6.5	OT LLC shall recalculate the royalties payable on Products sold since the commencement of sales from Oyu Tolgoi in accordance with the principles set out in Sections 6.1 to 6.3, and pay to the General Department of Taxation any further or additional amount payable as a result of that recalculation within 30 days after the date of this Plan.

7.	ADDITIONAL ITEMS

7.1	TRQ agrees that, from the end of the Funding Period for a period of 5 years, until 1 September 2021, the IVN Provider (as defined in the ARSHA) will fund the whole or part of any SHC Called Sum (as defined in the ARSHA) that EOT elects not to fund in accordance with clause 11.1(a) or 13.1(a) of the ARSHA, but only to the extent that the SHC Called Sum relates to funding for the Capital Costs and Operating Costs (as defined in the ARSHA) of the Underground Stage, and provided further that EOT has acted commercially and reasonably in supporting proposals to fund the whole of the Capital Costs and Operating Costs of the Underground Stage by third party project financing as provided in article 14 of the ARSHA. Such funding by the IVN Provider will be in accordance with clause 11 or 13 of the ARSHA (as applicable), provided that the interest rate payable on any such funding following the expiry of the Funding Period shall be no more than LIBOR +6.5%.

7.2	Each Party acknowledges and agrees that, as at the date of this Plan, there are no alleged infringements of the IA or the ARSHA by the other Party that are deliberate and/or material.

7.3	OT LLC will enter into a services agreement with EOT that provides for the provision of services by EOT to OT LLC, on a fee for service basis, at the request of OT LLC, where EOT has the requisite experience and expertise and where it makes business sense to do so.

7.4	Rio Tinto will provide advice and assistance to the Mongolian Party in the promotion of Mongolia as an investment destination

8.	MISCELLANEOUS

8.1	Clause 23 (Dispute Resolution) of the ARSHA applies to this Plan mutatis mutandis.

8.2	This Plan may be amended only by a written instrument duly signed by all Parties.

8.3	This Plan shall be subject to and to be governed by and interpreted in accordance with the laws of Mongolia, the IA and the ARSHA.

8.4	This Plan will be signed in the Mongolian and English languages each in seven originals, with each Party retaining one copy in each language. The Parties agree that the Mongolian and English language versions will be treated equally except that, in the event of any discrepancies between the two languages versions, the English version shall prevail.

IN WITNESS WHEREOF, the Parties have caused this Plan to be executed in their respective names by their duly authorized representatives and delivered on the date first before written:

For and on behalf of the Government of Mongolia	For and on behalf of Erdenes Oyu Tolgoi LLC

Signature	/s/ Bayanjargal Byambasaikhan	Signature	/s/ Davaadorj Ganbold
Date	May 18, 2015	Date	May 18, 2015

Bayanjargal Byambasaikhan Chief Executive Officer of Erdenes Mongol LLC		Davaadorj Ganbold Chief Executive Officer

For and on behalf of Turquoise Hill Resources Limited		For and on behalf of THR Oyu Tolgoi Ltd

Signature	/s/ Jeffery Tygesen	Signature	/s/ Jeffery Tygesen
Date	May 18, 2015	Date	May 18, 2015

Jeffery Tygesen Chief Executive		Jeffery Tygesen Chief Executive of Turquoise Hill Resources Limited

For and on behalf of Oyu Tolgoi Netherlands BV		For and on behalf of Rio Tinto International Holdings Limited

Signature	/s/ Jeffery Tygesen	Signature	/s/ Jean-Sebastien Jacques
Date	May 18, 2015	Date	May 18, 2015

Jeffery Tygesen Chief Executive of Turquoise Hill Resources Limited		Jean-Sebastien Jacques Chief Executive – Copper & Coal

For and on behalf of Oyu Tolgoi LLC

Signature	/s/ Andrew Woodley
Date	May 18, 2015

Andrew Woodley President and Chief Executive Officer

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